AMPAL-AMERICAN ISRAEL CORPORATION

555 Madison Avenue
New York, New York 10022
(866) 447-8636

VIA EDGAR AND VIA FACSIMILE TRANSMISSION

Daniel L. Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
October 21, 2010
Re:	Ampal-American Israel Corporation (the “Company”)
Form 10-K for the Year Ended December 31, 2009
Filed March 8, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 4, 2010
Definitive Proxy Statement
Filed March 31, 2010
File No. 000-00538

Dear Mr. Gordon:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter, dated October 7, 2010, regarding the Company's Form 10-Q for the Quarterly Period Ended June 30, 2010.

For reference purposes, the text of your letter, dated October 7, 2010, has been set forth below with the Company’s response below. All capitalized terms used and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-Q for the Quarterly Period Ended June 30, 2010

6. East Mediterranean Gas Company, page 10

1.
We have reviewed your response in comment 1 in your letter dated September 24, 2010, and note that you believe the impact of applying taxes paid in Egypt to the discounted cash flow analysis of EMG would be materially offset with an increase in value that would be ascribed to tax attributes that potentially can be monetized by the buyer.  Please explain in greater detail how these tax attributes function, and provide us with a materiality analysis of the impact of taxation by Egypt on your valuation of EMG.  Additionally, please confirm that the nature of EMG’s business would not cause an owner of EMG’s shares to be ineligible to receive US foreign tax credits related to EMG.

Mr. Daniel L. Gordon
October 21, 2010

                Response:

1.           In our response letter dated September 24, 2010, we noted that the possible income tax, if imposed, will not affect in any material respect the fair value of EMG for a probable U.S. investor that holds 10% or more of the Company and has ability to use the tax paid in Egypt as tax credit for U.S. purposes. The U.S. employs a worldwide tax system that allows a 10% corporate shareholder of a foreign corporation to use underlying foreign income tax paid by the foreign corporation as a credit against its U.S. tax liability upon remittance of such earnings to the U.S. parent, and therefore reduce its U.S. tax liability by the applicable amount, subject to certain limitations that are presumed not to apply.

The valuation of the investment in EMG is made according to the discounted cash flow (DCF) method which is based on the free cash flow after tax of the Company. The rate of discount is based on the gross cost of capital (without any consideration to tax rate on the dividend for any potential investor).

While performing the valuation of the investment in EMG we may have two possible options for the calculation:
(i)  assuming no payment of tax in Egypt by EMG; or
(ii) assuming imposition of tax in Egypt on EMG and the subsequent utilization of the tax paid as a credit for U.S. tax purposes.

Based on the U.S. tax regime as described above, calculations made under each of these options result in similar values, and thus the Company believes that the imposition of the Egyptian tax does not have a material effect on the valuation of its investment in EMG.

Set forth below is an example showing the calculations resulting under the two options:

Assumptions:

Cash flow from EMG - $100 per year
Discount rate for capitalization - 8%

Option 1 – no corporate tax paid by foreign investee in Egypt

Gross annual cash flow to U.S. investor - $100
Capitalization of cash flow for U.S. investor - $1,250 = $100/ 8%
Valuation of the investment for U.S. investor - $1,250

Mr. Daniel L. Gordon
October 21, 2010

Option 2 – corporate tax in Egypt – 20% paid by foreign investee on its earnings

Gross annual cash flow to U.S. investor - $80 = $100* (1- 20%)
Capitalization of cash flow for U.S. investor - $1,000 = $80/ 8%
Valuation of the first element for U.S. investor based on cash flows - $1,000

Valuation of Tax attributes

Tax credit for U.S. investor - $250 = $20/ 8%
Valuation of the tax attribute element for U.S. investor - $250

Combination of the cash flow and tax attribute elements to U.S. Investor - $1,250

In this calculation, the valuation combines the two elements – the DCF of the free cash flows and the DCF of the future underlying tax benefit.

In both scenarios the valuation of the investment is $1,250.

We can also see that in both scenarios the net cash flow for the investor (after U.S. tax) is the same.  In option 1 - Net Cash flow to U.S. investor - $65 = ($100*(1-35%)) and in option 2 - Net Cash flow to U.S. investor after application of tax credit - $65 = $80- 15(*)

(*)Example - with Egyptian tax
Dividend cash 80
U.S. tax calculation:
Dividend 80
Gross up for Egypt tax 20

U.S. income 100
U.S. tax rate 35%
Preliminary U.S. tax 35

For tax credit (20)

Net U.S. tax 15

2.           We also confirm that the nature of EMG's business would not cause an owner of EMG's shares to be ineligible to receive U.S. foreign tax credits related to EMG.

* * * * *

Mr. Daniel L. Gordon
October 21, 2010

In connection with our response, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (866) 447-8636.

We thank you in advance for your assistance.

Very truly yours,

/s/ Irit Eluz
Name:	Irit Eluz
Title:	CFO, SVP Finance & Treasurer